Exhibit 99.2

Royal Dutch Shell plc

Annual General Meeting Admittance Card

The Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4 in The Hague at 11.00 am (Dutch time) on **May 15, 2007**, with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London at 10.00 am (UK time).

If you attend the Annual General Meeting in either The Hague or London
Please bring this Admittance Card with you and keep it with you throughout the Meeting.
All resolutions will be subject to a poll.

If you are unable to attend the Meeting but wish to appoint another person as your proxy
Please detach the Proxy Form, fill it in and send it to Lloyds TSB Registrars to be received not later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday, May 13, 2007 (48 hours before the meeting). The Form is pre-addressed, and no envelope is necessary.

Completion of a Proxy Form will not preclude you from attending and voting at the Meeting.

If you wish to register an electronic appointment of a proxy, you may do so at www.sharevote.co.uk
Please see the notes on page 11 of the Notice of Meeting. You will need the Reference Number, Card ID and Account Number shown on the attached Proxy Form.

Proxy appointment via CREST
CREST participants may lodge proxy appointments via CREST. Please see the notes on page 11 of the Notice of Meeting.

If you prefer you may place the Proxy Form in an envelope and address it to: Lloyds TSB Registrars, FREEPOST (SEA 7148), The Causeway, Worthing, West Sussex, BN99 6BA. (Shareholders who are not resident in the UK are requested to use an envelope, affix the appropriate postage stamp and send it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA United Kingdom.)

If you are in any doubt about completion of the Proxy Form please telephone Lloyds TSB Registrars on: 0800 169 1679 (freephone) or +44 (0)121 415 7073.

Royal Dutch Shell plc

Proxy Form

Reference Number | Card ID | Account Number

You may submit your proxy appointment electronically at www.sharevote.co.uk using the above numbers.

If you cannot attend and wish to appoint another person (who need not also be a shareholder of the Company) as your proxy, please complete this Proxy Form with due regard to the notes overleaf. Completion of the Form will not preclude you from attending, speaking and voting at the Meeting.

I/We, the undersigned, being (a) member(s) of the above Company, hereby appoint the Chairman of the Meeting (or the person named in this box – see Note 1 overleaf)

as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of the Company to be held on Tuesday, May 15, 2007, and at any adjournment thereof. In respect of the resolutions specified, the proxy is to vote or abstain from voting as instructed below.

Date | Signed

Please mark this box if signing on behalf of the shareholder under a power of attorney or as duly authorised officer of a corporation. ☐

Please indicate with an 'X' in the boxes below how you wish your vote to be cast.

	Resolution	For	Against	Vote Withheld
1	Adoption of Annual Report & Accounts	☐	☐	☐
2	Approval of Remuneration Report	☐	☐	☐
3	Election of Rijkman Groenink as a Director of the Company	☐	☐	☐
4	Re-election of Malcolm Brinded as a Director of the Company	☐	☐	☐
5	Re-election of Linda Cook as a Director of the Company	☐	☐	☐
6	Re-election of Maarten van den Bergh as a Director of the Company	☐	☐	☐
7	Re-election of Nina Henderson as a Director of the Company	☐	☐	☐
8	Re-election of Christine Morin-Postel as a Director of the Company	☐	☐	☐
9	Re-appointment of Auditors	☐	☐	☐
10	Remuneration of Auditors	☐	☐	☐
11	Authority to allot shares	☐	☐	☐
12	Disapplication of pre-emption rights	☐	☐	☐
13	Authority to purchase own shares	☐	☐	☐
14	Authority for certain donations and expenditure	☐	☐	☐

0001-053-3

Royal Dutch Shell plc Poll Card (Instructions on voting will be given at the Meeting) For Against Vote Withheld 1 Adoption of Annual Report Accounts 2 Approval of Remuneration Report 3 Election of Rijkman Groenink as a Director of the Company 4 Re-election of Malcolm Brinded as a Director of the Company 5 Re-election of Linda Cook as a Director of the Company 6 Re-election of Maarten van den Bergh as a Director of the Company For Against Vote Withheld 7 Re-election of Nina Henderson as a Director of the Company 8 Re-election of Christine Morin-Postel as a Director of the Company 9 Re-appointment of Auditors 10 Remuneration of Auditors 11 Authority to allot shares 12 Disapplication of pre-emption rights 13 Authority to purchase own shares 14 Authority for certain donations and expenditure Date Signed Notes 1 Please strike out 'the Chairman of the Meeting' if you wish to appoint another person, writing his or her name in the space provided. 2 The 'vote withheld' option is provided to enable you to abstain on any particular resolution. However, it should be noted that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution. 3 The Proxy Form together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach Lloyds TSB Registrars not later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday, May 13, 2007 (48 hours before the Meeting). If your Form arrives late, it will not be valid and will not replace any earlier Proxy Form we have received. 4 Where the appointor is a corporation, this Form must be under seal or under the hand of an officer or attorney duly authorised. 5 In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. For further information see page 10 of the 2007 Notice of Meeting. 6 In the absence of instructions in respect of any resolution, the proxy will vote (or abstain from voting) as he or she thinks fit on that resolution. 7 The proxy will vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the Meeting. 8 A proxy properly appointed may attend the Meeting, speak and vote on a poll or a show of hands. A proxy need not also be a member. 9 Entitlement to attend and vote at the Meeting or any adjourned Meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 7.00 pm (Dutch time), 6.00 pm (UK time) on May 13, 2007 or, if the Meeting is adjourned, 7.00 pm (Dutch time), 6.00 pm (UK time) on the day two days preceding the date fixed for such adjourned Meeting.